CRITICAL THERAPEUTICS, INC.
60 Westview Street
Lexington, Massachusetts 02421
September 5, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:      Sebastian Gomez Abero

Re:	Critical Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 21, 2007
File No. 333-145608
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Critical Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-145608) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on September 6, 2007, or as soon as practicable thereafter.
The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CRITICAL THERAPEUTICS, INC.
By:	/s/ Frank E. Thomas
	Name:	Frank E. Thomas
	Title:	President and Chief Executive Officer